

SECURITIE 07002385 ON

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SEC FILE NUMBER
8-15869

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/05 (MM/DD/YY) AND ENDING 11/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York, (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. D'Auria (212) 276-2584
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York, (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02)

MORGAN STANLEY & CO. INCORPORATED
(SEC I.D. No. 8-15869)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley & Co. Incorporated and subsidiaries ("the Company") as of November 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley & Co. Incorporated and subsidiaries at November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 25, 2007

MORGAN STANLEY & CO. INCORPORATED
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2006
(In thousands of dollars, except share data)

ASSETS

Cash	$ 376,782
Cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements (including securities at fair value of $5,193,530)	17,629,289
Financial instruments owned (approximately $45,775,516 was pledged to various parties):	
U.S. government and federal agency securities	21,281,038
Corporate and other debt	44,279,774
Corporate equities	17,366,347
Derivative contracts	5,345,325
Securities received as collateral	62,821,183
Collateralized agreements:	
Securities purchased under agreement to resell	93,689,885
Securities borrowed	235,403,127
Receivables:	
Customers	72,678,486
Brokers, dealers and clearing organizations	5,807,883
Interest and dividends	860,049
Fees and other	2,617,794
Affiliates	1,511,422
Office facilities and other equipment, at cost (net of accumulated depreciation and amortization of $394,268)	319,122
Other assets	1,417,319
Total assets	$583,404,825

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings:	
Affiliates	$ 41,854,038
Other	265,985
Financial instruments sold, not yet purchased:	
U.S. government and federal agency securities	18,235,507
Corporate and other debt	2,933,976
Corporate equities	12,161,626
Derivative contracts	7,847,542
Obligation to return securities received as collateral	62,821,183
Collateralized financings:	
Securities sold under agreements to repurchase	168,021,827
Securities loaned	161,728,730
Other secured financings	2,104,097
Payables:	
Customers	67,667,727
Brokers, dealers and clearing organizations	19,774,331
Interest and dividends	931,024
Other liabilities and accrued expenses	5,312,744
	571,660,337
Subordinated liabilities	6,225,000
Stockholder's equity:	
Common stock ($25 par value, 1,000 shares authorized, issued and outstanding)	25
Paid-in capital	738,237
Retained earnings	4,781,226
Total stockholder's equity	5,519,488
Total liabilities and stockholder's equity	$583,404,825

See Notes to Consolidated Statement of Financial Condition.

MORGAN STANLEY & CO. INCORPORATED
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2006
(In thousands of dollars, except where noted)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley & Co. Incorporated ("MS&Co."), together with its wholly owned subsidiaries, (the "Company") provides a wide variety of products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals. Its businesses include securities underwriting and distribution; financial advisory services, including advice on mergers and acquisitions, restructurings, real estate and project finance; sales, trading, financing and market-making activities in equity securities and related products and fixed income securities and related products including foreign exchange and investment activities.

MS&Co. and certain of its subsidiaries are registered with the Securities and Exchange Commission ("SEC") as broker-dealers. MS&Co. is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly owned subsidiary of Morgan Stanley (the "Parent").

As part of the Parent's continuing effort to integrate its business, the Parent intends to merge Morgan Stanley DW Inc., an affiliated broker-dealer registered with the SEC, into MS&Co. The merger is expected to occur on April 1, 2007 with MS&Co. as the surviving entity.

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the outcome of litigation, tax and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

At November 30, 2006, the Company's consolidated subsidiaries reported $298,677,960 of assets, $297,629,903 of liabilities and $1,048,057 of equity on a standalone basis.

The consolidated statement of financial condition includes the accounts of MS&Co. and its wholly owned subsidiaries. The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. The Company also consolidates any variable interest entities for which it is deemed to be the primary beneficiary (see Note 8).

All material intercompany balances and transactions have been eliminated in consolidation.

Related Party Transactions

The Company has transactions with the Parent and its affiliates, including the performance of administrative services and the execution of securities transactions with and on behalf of affiliates and obtains short-term funding as described in Note 4.

Receivables from affiliated companies as of November 30, 2006 are comprised of:

Securities purchased under agreements to resell ("reverse repurchase agreements")	$35,521,913
Securities borrowed	26,271,112
Customers	10,941,579
Brokers, dealers and clearing organizations	3,729,982
Interest and dividends	7,321
Fees and other	1,112,183

Payables to affiliated companies as of November 30, 2006 are comprised of:

Securities sold under agreements to repurchase ("repurchase agreements")	$62,247,444
Securities loaned	64,352,715
Customers	2,678,002
Brokers, dealers and clearing organizations	14,248,412
Interest and dividends	209,143
Other liabilities and accrued expenses	533,524

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Cash and Securities Deposited With Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash and securities.

Financial Instruments Used for Trading and Investment

Financial instruments owned and financial instruments sold, not yet purchased, which include cash and derivative products, are recorded at fair value in the consolidated statement of financial condition. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The fair value of the Company's financial instruments owned and financial instruments sold, not yet purchased are generally based on observable market prices, observable market parameters or derived from such prices or parameters based on bid prices or parameters for financial instruments owned and ask prices or parameters for financial instruments sold, not yet purchased. In the case of financial instruments transacted on recognized exchanges, the observable prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded. Bid prices represent the highest

price a buyer is willing to pay for a financial instrument at a particular time. Ask prices represent the lowest price a seller is willing to accept for a financial instrument at a particular time.

A substantial percentage of the fair value of the Company's financial instruments owned and financial instruments sold, not yet purchased, is based on observable market prices, observable market parameters, or is derived from such prices or parameters. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing parameters in a product (or a related product) may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment. The price transparency of the particular product will determine the degree of judgment involved in determining the fair value of the Company's financial instruments. Price transparency is affected by a wide variety of factors, including, for example, the type of product, whether it is a new product and not yet established in the marketplace, and the characteristics particular to the transaction. Products for which actively quoted prices or pricing parameters are available or for which fair value is derived from actively quoted prices or pricing parameters will generally have a higher degree of price transparency. By contrast, products that are thinly or not quoted will generally have reduced to no price transparency.

The fair value of over-the-counter ("OTC") derivative contracts is derived primarily using pricing models, which may require multiple market input parameters. Where appropriate, valuation adjustments are made to account for credit quality and market liquidity. These adjustments are applied on a consistent basis and are based upon observable market data where available. In the absence of observable market prices or parameters in an active market, observable prices or parameters of other comparable current market transactions, or other observable data supporting a fair value based on a pricing model at the inception of a contract, fair value is based on the transaction price. The Company also uses pricing models to manage the risks introduced by OTC derivatives. Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modeled using a series of techniques, including closed form analytic formulae, such as the Black-Scholes option pricing model, simulation models or a combination thereof, applied consistently. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. Pricing models take into account the contract terms, including the maturity, as well as market parameters such as interest rates, volatility and the creditworthiness of the counterparty.

Purchases and sales of financial instruments are recorded in the accounts on trade date. Unrealized gains and losses arising from the Company's dealings in OTC financial instruments are presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate.

Securities purchased in connection with principal investment activities initially are carried in the consolidated statement of financial condition at their original costs, which approximate fair value. The carrying value of such securities is adjusted when changes in the underlying fair values are readily ascertainable, generally as evidenced by observable market prices or transactions that directly affect the value of such securities. Downward adjustments relating to such securities are made in the event that the Company determines that the fair value is less than the carrying value. The Company's principal investments are included within other assets in the consolidated statement of financial condition.

Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables/payables arising from unsettled trades. Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date.

Office Facilities and Other Equipment

Office facilities and other equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of office facilities and other equipment are provided principally by the straight-line method over the estimated useful life of the asset. Estimates of useful lives are 7 years for furniture and fixtures, 3 to 5 years for computer and communication equipment and 20 years for airplanes. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding 15 years.

Software Costs

In accordance with American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset of 3 years.

Customer Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date basis.

Investment Banking

Underwriting revenues and fees for mergers, acquisitions and advisory assignments are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue.

Income Taxes

Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Foreign Currency Transactions

Non-U.S. dollar denominated assets and liabilities are translated at fiscal year-end rates of exchange.

Securitization Activities

The Company engages in securitization activities related to U.S. agency collateralized mortgage obligations and other types of financial assets. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization, and rights to any excess cash flows remaining

after payments to investors in the securitization trusts of their contractual rate of return and reimbursement of credit losses. The exposure to credit losses from securitized financial assets is limited to the Company's retained contingent risk, which represents the Company's retained interest in securitized financial assets. The gain or loss on the sale of financial assets depends in part on the previous carrying amount of the assets involved in the transfer and each subsequent transfer in revolving structures, allocated between the assets sold and the retained interests based upon their respective fair values at the date of sale. To obtain fair values, observable market prices are used if available. However, observable market prices are generally not available for retained interests, so the Company estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, payment rates, forward yield curves and discount rates commensurate with the risks involved.

New Accounting Developments

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of December 1, 2007. The Company is currently evaluating the potential impact of adopting FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In addition, SFAS No. 157 disallows the use of block discounts and nullifies select guidance provided by Emerging Issues Task Force ("EITF") Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," which prohibited the recognition of trading gains or losses at the inception of a derivative contract, unless the fair value of such derivative is obtained from a quoted market price, or other valuation technique that incorporates observable market data. SFAS No. 157 also requires the Company to consider its own credit spreads when measuring the fair value of liabilities, including derivatives. Effective December 1, 2006, the Company elected early adoption of SFAS No. 157. The adoption of SFAS No. 157 did not have a material effect on the Company.

In September 2006, the FASB No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement No 87, 88, 106, 132(R)" ("SFAS No.158"). Among other items, SFAS No. 158 requires recognition of the overfunded or underfunded status of an entity's defined benefit postretirement plans as an asset or liability on the consolidated statement of financial condition, requires the measurement or defined benefit postretirement plan assets and obligations as of the end of the employers' fiscal year and requires recognition of the funded status of defined postretirement plans in other comprehensive income. SFAS No. 158's requirement to recognize the funded status in the consolidated statement of financial condition is effective for fiscal years ending after December 15, 2006 and its requirements to use the fiscal year-end date as the measurement date is effective for fiscal years ending after December 15, 2008. The Company is currently assessing the impact that SFAS No. 158 will have on its consolidated statement of financial condition. However, if SFAS No. 158 were to be applied by the Company as of November 30, 2006, based on a September 30, 2006 measurement date, the effect on its consolidated statement of financial condition would be a pre-tax charge to stockholder's equity of $34,000.

Note 3 - Collateralized and Securitization Transactions

Reverse repurchase agreements and repurchase agreements, principally, U.S. government and federal agency securities, are carried at the amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis, when appropriate. The Company's policy is to take possession of securities purchased under agreements to resell. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. Other secured financings include the liabilities related to transfers of financial assets that are accounted for as financings rather than sales and consolidated variable interest entities where the Company is deemed to be the primary beneficiary where in all instances these liabilities are payable solely from the cash flows of the related assets accounted for as financial instruments owned.

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are identified as financial instruments owned (pledged to various parties) on the consolidated statement of financial condition. The carrying value and classification of financial instruments owned by the Company that have been loaned or pledged to counterparties where those parties do not have the right to sell or repledge the collateral were approximately:

	November 30, 2006
Financial instruments owned:	
U.S. government and federal agency securities	$11,682,000
Corporate and other debt	6,254,000
Corporate equities	6,085,000
Total	$24,021,000

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations and to accommodate customers' needs. The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, corporate and other debt, and corporate equities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed transactions and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions or for delivery to counterparties to cover short positions. At November 30, 2006, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $598,907,000, and the fair value of the portion that has been sold or repledged was $541,424,000.

On the consolidated statement of financial condition, the Company recognized the fair value of an asset for securities received as collateral (as opposed to cash received as collateral) and a corresponding liability, obligation to return securities received as collateral in certain securities lending transactions.

The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed

appropriate, the Company's agreements with third parties specify its rights to request additional collateral. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. For these transactions, the Company's adherence to collateral policies significantly limit the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and if necessary may sell securities that have not been paid for or purchase securities sold, but not yet delivered by customers.

The Company engages in securitization activities related to U.S. agency collateralized mortgage obligations and other types of financial assets. These assets are carried at fair value. The Company may act as underwriter of the beneficial interests issued by securitization vehicles. Underwriting net revenues are recognized in connection with these transactions. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included in the consolidated statement of financial condition at fair value. Retained interests in securitized financial assets were approximately $1,097,522 at November 30, 2006 and were related to U.S. agency collateralized mortgage obligation securitization transactions. The assumptions that the Company used to determine the fair value of its retained interests at the time of securitization related to those transactions that occurred during fiscal 2006 were not materially different from the assumptions included in the table below.

The following table presents information on the Company's U.S. agency collateralized mortgage obligation securitization transactions. Key economic assumptions and the sensitivity of the current fair value of the retained interests to immediate 10% and 20% adverse changes in those assumptions at November 30, 2006 were as follows:

	U.S. agency collateralized mortgage obligations
Retained interests (carrying amount/fair value)	$1,097,522
Weighted average life (in months)	64
Credit losses (rate per annum)	-
Impact on fair value of 10% adverse change	$ -
Impact on fair value of 20% adverse change	$ -
Weighted average discount rate (rate per annum)	5.46%
Impact on fair value of 10% adverse change	$ (24,213)
Impact on fair value of 20% adverse change	$ (47,391)
Prepayment speed assumption	147—538 PSA
Impact on fair value of 10% adverse change	$ (3,782)
Impact on fair value of 20% adverse change	$ (7,821)

The table above does not include the offsetting benefit of any financial instruments that the Company may utilize to hedge risks inherent in its retained interests. In addition, the sensitivity analysis is hypothetical and should be used with caution. Changes in fair value based on a 10% or 20% variation in an assumption generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. In addition, the sensitivity analysis does not consider any corrective action that the Company may take to mitigate the impact of any adverse changes in the key assumptions.

For the year ended November 30, 2006, the Company received $11,299,165 of proceeds from new securitization transactions and $2,178,768 of cash flows from retained interests in securitization transactions.

Note 4 - Short-Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Such balance consists primarily of intercompany funding from the Parent as well as other intercompany payables which settle in the normal course of business. Other short-term borrowings consist of loans which are unsecured, generally bear interest at rates based upon the federal funds rate and are payable on demand.

Note 5 - Subordinated Liabilities

Subordinated liabilities consist of a Cash Subordination Agreement and a Subordinated Revolving Credit Agreement with the Parent and a Subordinated Indenture ("Indenture") with J.P. Morgan Trust Company, N.A., as trustee, dated September 12, 1994, and modified as of November 28, 1995 and April 24, 1997.

The Cash Subordination Agreement is for $2,500,000, bears interest at 6.55% per annum and has a maturity date of April 30, 2017. Additionally, $3,700,000 is payable under the Company's $5,000,000 Subordinated Revolving Credit Agreement which has a commitment termination date and maturity date of April 30, 2016 and April 30, 2017, respectively. Interest on this borrowing is payable at rates based upon the federal funds rate or the London Interbank Offered Rate.

The Indenture is comprised of a subordinated note, Series F, totaling $25,000, which bears interest of 7.82% and has a maturity date of June 1, 2016. The Indenture contains restrictive covenants which require, among other things, that the Company maintain specified levels of Consolidated Tangible Net Worth and Net Capital, each as defined. As of November 30, 2006, the Company was in compliance with all restrictive covenants.

The estimated fair value of the Company's subordinated liabilities, based on rates available to the Company at November 30, 2006 for debt with similar terms and maturities, was approximately $6,415,907.

Note 6 - Commitments and Contingencies

Office Facilities

The Company has non-cancelable operating leases covering office space and technology related equipment, of which $456,576 is with affiliates. At November 30, 2006, future minimum rental commitments under such leases were as follows:

Fiscal Year	Amount
2007	$ 161,467
2008	191,147
2009	166,089
2010	134,648
2011	131,546
Thereafter	760,829
Total	$1,545,726

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Letters of Credit

The Company had $669,858 of letters of credit outstanding at November 30, 2006 to satisfy various collateral requirements.

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

At November 30, 2006, the Company had commitments to enter into reverse repurchase and repurchase agreements of $68,579,495 and $9,530,001, respectively.

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or in financial distress. The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The number of these reviews, investigations and proceedings has increased in recent years.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how such or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, and except for the pending matter described in the paragraphs below, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of all other pending matters will not have a material adverse effect on the consolidated financial condition of the Company, although the outcome of such matters could be material to the Company's operating results for a particular future period, depending on, among other things, the level of the Company's revenues or income for such period. Legal reserves have been established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Coleman Litigation

On May 8, 2003, Coleman (Parent) Holdings Inc. ("CPH") filed a complaint against the Company in the Circuit Court of the Fifteenth Judicial Circuit for Palm Beach County. The complaint relates to the 1998 merger between The Coleman Company, Inc. ("Coleman") and Sunbeam, Inc. ("Sunbeam"). The complaint, as amended, alleges that CPH was induced to agree to the transaction with Sunbeam based on certain financial misrepresentations, and it asserts claims against the Company for aiding and abetting fraud, conspiracy and punitive damages. Shortly before trial, which commenced in April 2005, the trial court granted, in part, a motion for entry of a default judgment against the Company and ordered that

portions of CPH's complaint, including those setting forth CPH's primary allegations against the Company, be read to the jury and deemed established for all purposes in the action. In May 2005, the jury returned a verdict in favor of CPH and awarded CPH $604,000 in compensatory damages and $850,000 in punitive damages. On June 23, 2005, the trial court issued a final judgment in favor of CPH in the amount of $1,578,000, which includes prejudgment interest and excludes certain payments received by CPH in settlement of related claims against others. On June 27, 2005, the Company filed a notice of appeal with the District Court of Appeal for the Fourth District of Florida (the "Court of Appeal") and posted a supersedeas bond, which automatically stayed execution of the judgment pending appeal. Included in cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements in the consolidated statement of financial condition, is $1,840,101 of money market deposits that have been pledged to obtain the supersedeas bond. The Company filed its initial brief in support of its appeal on December 7, 2005 and, on June 28, 2006, the Court of Appeal heard oral argument. The Company's appeal seeks to reverse the judgment of the trial court on several grounds and asks that the case be remanded for entry of a judgment in favor of the Company or, in the alternative, for a new trial.

The Company believes, after consultation with outside counsel, that it is probable that the compensatory and punitive damages awards will be overturned on appeal and the case remanded for a new trial. Taking into account the advice of outside counsel, the Company is maintaining a reserve of $360,000 for the Coleman litigation, which it believes to be a reasonable estimate, under SFAS No. 5, of the low end of the range of its probable exposure in the event the judgment is overturned and the case remanded for a new trial. If the compensatory and/or punitive awards are ultimately upheld on appeal, in whole or in part, the Company may incur an additional expense equal to the difference between the amount affirmed on appeal (and post-judgment interest thereon) and the amount of the reserve. While the Company cannot predict with certainty the amount of such additional expense, such additional expense could have a material adverse effect on the consolidated financial condition of the Company where the upper end of the range could exceed $1,400,000.

Note 7 - Trading Activities

Trading

The Company's trading activities are conducted through the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions. While trading activities are generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions.

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The following discussion of the nature of the equities and fixed income activities conducted by the Company, including the use of derivative products in these businesses, and risk management, the market risk, credit risk and concentration risk management policies and procedures covering these activities are discussed below.

Equities

The Company makes markets and trades in the global secondary markets for equities and is a dealer in exchange traded and OTC equity options, exchange traded funds and index futures. The Company's activities as a dealer primarily are client-driven, with the objective of meeting clients' needs while earning a spread between the premiums paid or received on its contracts with clients and the cost of hedging such transactions in the cash or forward market or with other derivative transactions. The Company limits its market risk related to these contracts, which stems primarily from underlying equity/index price and volatility movements, by employing a variety of hedging strategies. The Company also takes proprietary positions in the global equity markets by using derivatives, most commonly futures and options, in

addition to cash positions, intending to profit from market price and volatility movements in the underlying equities or indices positioned.

The counterparties to the Company's equity transactions include commercial banks, investment banks, broker-dealers, investment funds and industrial companies.

Fixed Income

The Company makes markets and trades in fixed income securities and related products, including convertible debt, preferred stock, investment grade corporate debt, high-yield securities, U.S. government securities, municipal securities, and commercial paper, money market and other short-term securities. The Company also makes markets in, and acts as principal with respect to, mortgage-related and other asset-backed securities. In addition, the Company is a dealer in listed options on U.S. government bonds. The Company also takes positions in futures and options.

The Company also uses mortgage-backed forward agreements ("TBAs") in its role as a dealer in mortgage-backed securities and facilitates customer trades by taking positions in the TBA market. Typically, these positions are hedged by offsetting TBA contracts or underlying cash positions.

The Company is a market-maker in a number of foreign currencies. It actively trades currencies with its customers on a principal basis in the spot and forward markets earning a dealer spread. In connection with its market-making activities, the Company seeks to manage its market risk by entering into offsetting positions. The Company also takes proprietary positions in currencies to profit from market price and volatility movements in the currencies positioned.

The majority of the Company's foreign exchange business relates to major foreign currencies such as yen, euros, pound sterling, Swiss francs and Canadian dollars. The balance of the business covers a broad range of other currencies.

The counterparties to the Company's fixed income and foreign exchange transactions include investment advisors, commercial banks, insurance companies, investment banks, broker-dealers, investment funds and industrial companies.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Parent and its subsidiaries.

The cornerstone of the Company's risk management philosophy is protection of the Company's franchise, reputation and financial standing. The Company's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability, defined risk tolerance and transparency. Given the importance of effective risk management to the Company's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, constant communication, judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of various risks of the Company. In recognition of the increasingly varied and complex nature of the financial services business,

the Company's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of the Company's risks, coupled with this risk management philosophy, informs the Company's risk governance structure. The Company's risk governance structure includes the Firm Risk Committee and the Capital Structure and Strategic Transactions Committee, the Chief Risk Officer, the Internal Audit Department, independent control groups and various risk control managers, committees and groups located within the business units.

The Firm Risk Committee, composed of the Company's most senior officers, oversees the Company's risk management structure. The Firm Risk Committee's responsibilities include oversight of the Company's risk management principles, procedures and limits, and the monitoring of material financial, operational and franchise risks. The Firm Risk Committee is overseen by the Audit Committee of the Board of Directors (the "Audit Committee"). The Capital Structure and Strategic Transactions Committee (the "Capital Committee") reviews strategic transactions for the Company and significant changes to the Company's capital structure. The Capital Committee's responsibilities include reviewing measures of capital and evaluating capital resources relative to the Company's risk profile and strategy.

The Chief Risk Officer, a member of the Firm Risk Committee, oversees compliance with Company risk limits; approves certain excessions of Company risk limits; reviews material market and credit risks, and reviews results of risk management processes with the Audit Committee.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department periodically examines the Company's operational and control environment and conducts audits designed to cover all major risk categories.

The Market Risk, Credit Risk, Operational Risk, Financial Control, Treasury and Legal and Compliance Departments (collectively, the "Company Control Groups"), which are all independent of the Company's business units, assist senior management and the Firm Risk Committee in monitoring and controlling the Company's risk through a number of control processes. The Company is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

Each business unit has a risk committee that is responsible for ensuring that the business unit, as applicable: adheres to established limits for market, credit, operational and other risks; implements risk measurement, monitoring, and management policies and procedures that are consistent with the risk framework established by the Firm Risk Committee; and reviews, on a periodic basis, its aggregate risk exposures, risk exception experience, and the efficacy of its risk identification, measurement, monitoring, and management policies and procedures, and related controls.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as liquidity, will result in losses for a position or portfolio.

The Company manages the market risk associated with its trading activities on a Company-wide basis, on a trading division level and on an individual product basis. Aggregate market risk limits have been approved for the Company and for each major trading division. Additional market risk limits are assigned to trading desks and, as appropriate, products. Trading division risk managers, desk risk managers, traders

and the Market Risk Department monitor market risk measures against limits in accordance with policies set by senior management.

The Market Risk Department independently reviews the Company's trading portfolios on a regular basis from a market risk perspective utilizing Value-at-Risk and other quantitative and qualitative risk measures and analyses. The Company's trading businesses and the Market Risk Department also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by trading division risk managers, desk risk managers and the Market Risk Department. The Market Risk Department also conducts scenario analyses, which estimate the Company's revenue sensitivity to a set of specific, predefined market and geopolitical events.

Credit Risk

The Company's exposure to credit risk arises from the possibility that a customer or counterparty to a transaction might fail to perform under its contractual commitment, which could result in the Company incurring losses. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one customer or counterparty and to aggregates of customers or counterparties by type of business activity. Specific credit risk limits based on these credit guidelines also are in place for each type of customer or counterparty (by rating category).

The Credit Department administers limits, monitors credit exposure, and periodically reviews the financial soundness of customers and counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into master netting agreements, collateral arrangements, and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions, entering into risk reducing transactions, assigning transactions to other parties, or purchasing credit protection.

Concentration Risk

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries, or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 4% of the Company's total assets at November 30, 2006. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements or bonds borrowed, which together represented approximately 27% of the Company's total assets at November 30, 2006, consist of securities issued by the U.S. government, federal agencies or other sovereign government obligations. Positions taken and commitments made by the Company, including positions taken and underwritings, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of risk management, market risk and credit risk.

Customer Activities

The Company's customer activities involve the execution, settlement and financing of various securities and commodities transactions on behalf of customers. Customer securities activities are transacted on either a cash or margin basis. Customer commodities activities, which include the execution of customer transactions in commodity futures transactions (including options on futures), are transacted on a margin basis.

The Company's customer activities may expose it to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a customer to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses. The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulations and Company policies.

Derivative Contracts

In the normal course of business, the Company enters into a variety of derivative contracts related to financial instruments. The Company uses forward and option contracts and futures in its trading activities. In addition, financial futures and forward contracts are actively traded by the Company and are used to hedge proprietary inventory. The Company also enters into delayed delivery, when-issued, warrant and option contracts involving securities. These instruments generally represent future commitments to exchange currencies or purchase or sell other financial instruments on specific terms at specified future dates. Certain of these products have maturities that do not extend beyond one year, while options and warrants on equities may have longer maturities.

The fair value (carrying amount) of derivative instruments represents the amount at which the derivative could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale and is further described in Note 2. Future changes in interest rates, foreign currency exchange rates or the fair values of the financial instruments or indices underlying these contracts ultimately may result in cash settlements exceeding fair value amounts recognized in the consolidated statement of financial condition. The amounts in the following table represent unrealized gains on purchased exchange-traded and OTC options and other contracts (including foreign exchange and other forward contracts) used by the Company for trading, net of any unrealized losses owed to the counterparties on offsetting positions in situations where netting is appropriate. These amounts are not reported net of collateral, which the Company obtains with respect to certain of these transactions to reduce its exposure to credit losses.

Credit risk with respect to derivative instruments arises from the failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the contracts reported as assets. The Company monitors the creditworthiness of counterparties to these transactions on an ongoing basis and requests additional collateral when deemed necessary. The Company believes the ultimate settlement of the transactions outstanding at November 30, 2006 will not have a material effect on the Company's consolidated statement of financial condition.

The credit quality of the Company's trading-related derivatives (both listed and OTC) at November 30, 2006 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by external rating agencies or by equivalent ratings used by the Parent's Credit Department:

(In millions of dollars)	AAA	AA	A (1)	BBB	B	Other Non Investment Grade	Total
Fixed income securities contracts (including forward contracts and options)	$ 5	$ -	$ 4	$ -	$ -	$ -	$ 9
Foreign exchange forward contracts	34	1,262	554	427	-	1,065	3,342
Equity securities contracts (including warrants and options)	1,579	-	288	-	106	21	1,994
Total	$1,618	$1,262	$ 846	$ 427	$106	$1,086	$5,345
Percent of total	30%	24%	16%	8%	2%	20%	100%

(1) Includes approximately $754 of derivative transactions with affiliates.

Note 8 - Variable Interest Entities

FASB Interpretation No. 46, as revised ("FIN 46R"), "Consolidation of Variable Interest Entities," applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties ("variable interest entities"). Variable interest entities ("VIE") are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests.

The Company is involved with various entities in the normal course of business that may be deemed to be VIEs and may hold interests therein that may be considered variable interests. Transactions associated with these entities include asset and mortgage-backed securitizations, credit-linked notes and other structured financings (including collateralized debt or bond obligations). The Company engages in these transactions principally to facilitate client needs and as a means of selling financial assets. The Company consolidates entities in which it is deemed to be the primary beneficiary. For those entities deemed to be qualifying special purpose entities (as defined in SFAS No. 140), the Company does not consolidate the entity.

The Company purchases and sells interests in entities that may be deemed to be VIEs in the ordinary course of its business. As a result of these activities, it is possible that such entities may be consolidated and deconsolidated at various points in time. Therefore, the Company's variable interests described below may not be held by the Company at the end of future reporting periods.

At November 30, 2006, the aggregate size of VIEs, including financial asset-backed securitization, collateralized debt obligation and credit-linked note entities, for which the Company was the primary beneficiary of the entities was approximately $2,021,451 which is the carrying amount of the consolidated assets recorded as financial instruments owned that are collateral for the entities' obligations. The nature and purpose of these entities that the Company consolidated were to issue a series of notes to investors that provide the investors a return based on the holdings of the entities. These transactions were executed to facilitate client investment objectives. Certain credit-linked note and certain financial asset-backed securitization transactions also were executed as a means of selling financial assets. The Company holds either the entire class or a majority of the class of subordinated notes or entered into a derivative instrument with the VIE, which bears the majority of the expected losses or receives a majority of the expected residual returns of the entities. The Company consolidates these entities, in accordance with its consolidation accounting policy, and as a result eliminates all intercompany transactions, including derivatives and other intercompany transactions such as fees received to underwrite the notes or to structure the transactions. The Company accounts for the assets held by the entities as financial instruments owned and the liabilities of the entities as other secured financings. For those liabilities that include an embedded derivative, the Company has bifurcated such derivative in accordance with SFAS No. 133. The beneficial interests of these consolidated entities are payable solely from the cash flows of the assets held by the VIE.

At November 30, 2006, the aggregate size of the entities for which the Company holds significant variable interests, was approximately $2,694,100. The Company's variable interests associated with these entities, primarily credit-linked notes and financial asset-backed entities, were approximately $89,064 consisting primarily of senior beneficial interests, which represent the Company's maximum exposure to loss at November 30, 2006. The Company may hedge the risks inherent in its variable interest holdings, thereby reducing its exposure to loss. The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that the Company utilizes to hedge these risks.

Note 9 – Guarantees

The Company has certain obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company's use of guarantees is disclosed below by type of guarantee:

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options and contingent forward contracts. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. In order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to such derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. For further discussion of the Company's derivative risk management activities see Note 7.

Financial Guarantees to Third Parties

In connection with a funding transaction, the Company provides a financial guarantee to a third party of its affiliate's contractual obligation to repay. Such arrangement represents an obligation to make a payment to a third party if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation. The Company has the ability to offset any amount it is required to pay under the financial guarantee with an obligation owed to its affiliate's parent.

The table below summarizes certain information regarding these guarantees at November 30, 2006:

Maximum Potential Payout/Notional

	Years to Maturity						
Type of Guarantee	**Less than 1**	**1-3**	**4-5**	**Over 5**	**Total**	**Carrying Amount**	**Collateral**
Derivative contracts	$28,778,709	$2,865,173	$5,000	$ -	$31,648,882	$1,127,820	-
Financial guarantee	50	-	-	491,660	491,710	-	-

Exchange/Clearinghouse Member Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 10 - Employee Compensation Plans

Employees of the Company participate in compensation plans sponsored by the Parent. The following summarizes these plans:

Equity-Based Compensation Plans

SFAS No. 123R "Shared-Based Payment" requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures. The fair value of restricted stock units is determined based on the number of units granted and the grant date fair value of the Parent's common stock. The fair value of stock options is determined using the Black-Scholes valuation model.

Deferred Stock Awards

The Parent has made deferred stock awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of restricted common stock or in the right to receive unrestricted shares of common stock in the future ("restricted stock units"). Awards under these plans are generally subject to vesting over time and to restrictions on sale, transfer or assignment until the end of a specified period, generally five years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the relevant restriction period.

The following table sets forth activity relating to the Parent's restricted stock units (share data in millions) for fiscal 2006:

Restricted stock units at beginning of year	60
Granted	38
Conversions to stock	(12)
Canceled	(5)
Restricted stock units at end of year	81

The weighted average price of the Parent's restricted stock units at the beginning and end of fiscal 2006 were $51.47 and $53.57, respectively. During fiscal 2006 the weighted average price for granted, converted and canceled restricted stock units were $57.86, $56.41, and $54.10, respectively.

The total fair value of the Parent's restricted stock units converted to common stock during fiscal 2006 was $768,000.

The following table sets forth activity relating to the Parent's unvested restricted stock units (share data in millions) for fiscal 2006:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock units at beginning of year	36	$ 52.04
Granted	38	57.86
Vested	(18)	51.75
Canceled	(5)	54.15
Unvested restricted stock units at end of year	51	$ 54.70

Stock Option Awards

The Parent has made stock option awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of the Parent's common stock on the date of grant. Such stock option awards generally become exercisable over a one- to five-year period and expire 10 years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are similar to those in deferred stock awards.

The weighted average fair values of options on the Parent's common stock granted during fiscal 2006 was $14.15 utilizing the following weighted average assumptions:

Risk-free interest rate	4.75%
Expected option life in years	3.3
Expected stock price volatility	28.6%
Expected dividend yield	1.7%

The Parent's expected option life has been determined based upon historical experience and the expected stock price volatility has been determined based upon historical stock price data over a similar time period of the expected option life.

The following table sets forth activity relating to the Parent's stock options (share data in millions) for fiscal 2006:

	Number of Shares	Weighted Average Grant Date FairValue
Options outstanding at beginning of period	125.8	$51.01
Granted	2.1	64.04
Exercised	(14.5)	44.60
Canceled	(4.0)	57.41
Options outstanding at end of period	109.4	51.88
Options exercisable at end of period	92.6	$51.65

The total intrinsic value of stock options exercised during fiscal 2006 was $326,000.

As of November 30, 2006, the intrinsic value of in the money exercisable vested stock options was $2,292,000.

The following table presents information relating to the Parent's stock options outstanding at November 30, 2006 (option data in millions):

Range of Exercise Prices	Number of Outstanding	Weighted Average Exercise Price	Average Remaining Life (Years)	Number Exercisable	Weighted Average Exercise Price
$ 6.00 - $29.99	9.1	$26.67	1.1	9.1	$26.67
$30.00 - $39.99	9.7	35.64	2.1	9.7	35.64
$40.00 - $49.99	17.0	42.84	5.5	14.9	42.86
$50.00 - $59.99	45.0	55.50	6.0	30.8	56.04
$60.00 - $69.99	25.8	63.11	3.7	25.4	63.12
$70.00 - $106.99	2.8	83.20	2.2	2.7	83.31
Total	109.4			92.6	

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the "ESPP") allows employees to purchase shares of the Parent's common stock at a 15% discount from market value.

401(k) and Profit Sharing Plans

Eligible employees receive 401(k) matching contributions which are invested in the Parent's common stock. The Company also provides discretionary profit sharing to certain employees.

Note 11 - Employee Benefit Plans

The Company sponsors various pension plans for the majority of its employees and employees of certain U.S. affiliates. The Company provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. The Company also provides certain benefits to former employees or inactive employees prior to retirement. The following summarizes these plans:

Pension and Postretirement Benefit Plans

Substantially all of the employees of the Company and its U.S. affiliates are covered by a non-contributory pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the "Qualified Plan"). Unfunded supplemental plans (the "Supplemental Plans") cover certain executives. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans. For the Qualified Plan, the Company's policy is to fund at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax regulations. Liabilities for benefits payable under the Supplemental Plans are accrued by the Company and are funded when paid to the beneficiaries.

The Company also has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and dependents.

The Company uses a measurement date of September 30 for its pension and postretirement plans. The following tables present information for the Company's pension and postretirement plans:

Benefit Obligation and Funded Status

The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets for fiscal 2006 as well as a summary of the funded status as of November 30, 2006:

	Pension Plan	Postretirement Plan
Reconciliation of benefit obligation:		
Benefit obligation at beginning of year	$ 818,511	$ 119,753
Service cost	40,519	6,952
Interest cost	46,706	6,799
Actuarial gain	(29,497)	(28,168)
Benefits paid and settlements	(16,368)	(2,727)
Benefit obligation at end of year	859,871	102,609
Reconciliation of fair value of plan assets:		
Fair value of plan assets at beginning of year	635,781	-
Actual return on plan assets	41,596	-
Employer contributions	24,976	2727
Benefits paid	(16,368)	(2,727)
Fair value of plan assets at end of year	685,985	-
Funded status:		
Unfunded status	(173,886)	(102,609)
Unrecognized prior - service benefit	(53,085)	(1,856)
Unrecognized loss	180,071	2,206
Amount contributed to plan after measurement date	1,208	-
Net amount recognized	$ (45,692)	$(102,259)

The accumulated benefit obligation was $818,979 at November 30, 2006.

Assumptions

The following table presents the weighted average assumptions used to determine benefit obligations at fiscal 2006:

	Pension	Postretirement
Discount rate	5.97%	5.97%
Rate of future compensation increases	4.73%	n/a

The following table presents the weighted average assumptions used to determine net periodic benefit costs for fiscal 2006:

	Pension	Postretirement
Discount rate	5.75%	5.75%
Expected long-term rate of return on plan assets	6.75%	n/a
Rate of future compensation increases	4.74%	n/a

The expected long-term rate of return on assets represents the Company's best estimate of the long-term return on plan assets and generally was estimated by computing a weighted average return of the underlying long-term expected returns on the different asset classes, based on the target asset allocations. For plans where there is no established target asset allocation, actual asset allocations were used. The expected long-term return on assets is a long-term assumption that generally is expected to remain the

same from one year to the next unless there is a significant change in the target asset allocation, the fees and expenses paid by the plan or market conditions.

Qualified Plan Assets

The weighted average asset allocations for the Company's qualified plans at November 30, 2006 and the targeted asset allocation for fiscal 2007 by asset class were as follows:

	November 30, 2006	Fiscal 2007 Targeted
Equity securities	45%	45%
Fixed income securities	51%	55%
Other—primarily cash	4%	-
Total	100%	100%

Qualified Pension Plan Asset Allocation

The Company, in consultation with its independent investment consultants and actuaries, determined the asset allocation targets for its Qualified Plan based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics and related risk factors. Other relevant factors, including industry practices, long-term historical and prospective capital market returns, were considered as well.

The Qualified Plan return objectives provide long-term measures for monitoring the investment performance against growth in the pension obligations. The overall allocation is expected to help protect the plan's funded status while generating sufficiently stable real returns (net of inflation) to help cover current and future benefit payments. Total Qualified Plan portfolio performance is assessed by comparing actual returns with relevant benchmarks, such as the S&P 500 Index, the Russell 2000 Index, the MSCI EAFE Index and, in the case of the fixed income portfolio, the Qualified Plan's liability profile.

Both the equity and fixed income portions of the asset allocation use a combination of active and passive investment strategies and different investment styles. The fixed income asset allocation consists of longer duration fixed income securities in order to help reduce plan exposure to interest rate variation and to better correlate assets with obligations. The longer duration fixed income allocation is expected to help stabilize plan contributions over the long run.

The asset mix of the Company's Qualified Plan is reviewed by the Morgan Stanley Retirement Plan Investment Committee on a regular basis. When asset class exposure reaches a minimum or maximum level, an asset allocation review process is initiated and the portfolio is automatically rebalanced back to target allocation levels, unless the Investment Committee determines otherwise.

The Investment Committee has determined to allocate no more than 10% of the Qualified Plan assets to "alternative" asset classes that provide attractive diversification benefits, absolute return enhancement and/or other potential benefit to the plan. Allocations to alternative asset classes will be made based upon an evaluation of particular attributes and relevant considerations of each asset class.

Derivative instruments are permitted in the Qualified Plan's portfolio only to the extent that they comply with all of the plan's policy guidelines and are consistent with the plan's risk and return objectives. In addition, any investment in derivatives must meet the following conditions:

- Derivatives may be used only if the vehicle is deemed by the investment manager to be more attractive than a similar direct investment in the underlying cash market; or if the vehicle is being used to manage risk of the portfolio.

- Under no circumstances may derivatives be used in a speculative manner or to leverage the portfolio.

- Derivatives may not be used as short-term trading vehicles. The investment philosophy of the Plan is that investment activity is undertaken for long-term investment, rather than short-term trading.

- Derivatives may only be used in the management of the Qualified Plan's portfolio when their possible effects can be quantified, shown to enhance the risk-return profile of the portfolio and reported in a meaningful and understandable manner.

As a fundamental operating principle, any restrictions on the underlying assets apply to a respective derivative product. This includes percentage allocations and credit quality. The purpose of the use of derivatives is to enhance investment in the underlying assets, not to circumvent portfolio restrictions.

Cash Flows

The Company expects to contribute approximately $47,209 to its pension and postretirement benefit plans in fiscal 2007 based upon their current funded status and expected asset return assumptions for fiscal 2007, as applicable.

Expected benefit payments associated with the Company's pension and postretirement benefit plans for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

	Pension	Postretirement
Fiscal 2007	$ 19,606	$ 2,894
Fiscal 2008	21,689	3,082
Fiscal 2009	24,122	3,310
Fiscal 2010	26,664	3,609
Fiscal 2011	29,391	3,889
Fiscal 2012-2016	198,474	24,446

Postretirement Benefits

The Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and dependents.

Note 12 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

Income Tax Examinations

The Company, through its inclusion on the Parent's returns, is under continuous examination by the Internal Revenue Service (the "IRS") and other state tax authorities in certain countries and states in which the Company has significant business operations, such as New York. The tax years under examination vary by jurisdiction; for example, the current IRS examination covers 1999-2005. The Parent regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years' examinations. The Parent has established tax reserves that the Parent believes are adequate in relation to the potential for additional assessments. Once established, the Parent adjusts tax reserves only when more information is available or when an event occurs necessitating a change to the reserves. The Company believes that the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company.

Note 13 - Regulatory Requirements

MS&Co. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the net capital rules of the SEC, the CFTC and the New York Stock Exchange ("NYSE"). Under these rules, MS&Co. is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the risk based requirement representing the sum of 8% of customer risk maintenance margin requirement and 4% of non customer risk maintenance margin requirement, as defined. The NYSE may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At November 30, 2006, MS&Co.'s Net Capital was $4,497,743 which exceeded the minimum requirement by $3,167,938 and included excess Net Capital of $884,876 of MS Securities Services Inc., a registered broker-dealer and a guaranteed subsidiary of MS&Co.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

During fiscal 2006, MS&Co. performed the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection).

For the year ended November 30, 2006, MS&Co. met the criteria set forth under the SEC's Rule 11(a)(1)(G)(i), trading by members of Exchanges, Brokers and Dealers, and is therefore in compliance with the business mix requirements.

Regulatory Developments

The SEC issued rules that permit certain highly capitalized broker-dealers that are part of a consolidated supervised entity ("CSE") to apply to the SEC for approval to use an alternative method for calculating net capital charges (the "CSE Rules"). A broker-dealer's holding company must consent, on a voluntary basis, to group-wide supervision and examination by the SEC and must have in place group-wide internal risk management controls and calculate capital in a manner generally consistent with the standards of the Basel Committee on Banking Supervision ("Basel II"). The CSE Rules are intended to reduce regulatory capital costs for qualifying firms by permitting such firms to use proprietary mathematical risk measurement models for regulatory capital computation and internal control purposes. During fiscal 2005, MS&Co. applied to the SEC to calculate net capital under the alternative method as prescribed in the CSE

Rules and received such approval effective December 1, 2005. During fiscal 2006, MS&Co. applied the CSE Rules.

Note 14 – Fair Value Information

The majority of the Company's assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include: cash, cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements, customer and brokers, dealers and clearing organizations receivables and payables, financial instruments owned, financial instruments sold, not yet purchased, securities purchased under agreement to resell, securities sold under agreement to repurchase, securities borrowed, securities loaned, certain other assets and other short-term borrowings.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 25, 2007

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

In planning and performing our audit of the consolidated financial statements of Morgan Stanley & Co. Incorporated and subsidiaries (the "Company") for the year ended November 30, 2006 (on which we issued our report dated January 25, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2006, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END